UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934*

                           Arcade Acquisition Corp.
                               (Name of Issuer)

                 Common Stock, par value $0.0001 per share
                        (Title of Class of Securities)

                                  038798104
                                (CUSIP Number)

                                Jon L. Mosle
                            HBK Investments L.P.
                    2101 Cedar Springs Road, Suite 700
                              Dallas, TX 75201
                               (214) 758-6107
          (Name, Address, and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                              October 16, 2008
          (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f), or 13d-1(g), check the following box. /X/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 038798104

1.  Name of Reporting Person.

    HBK Master Fund L.P.

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/
    (b) / /

3.  SEC Use Only

4.  Source of Funds

    WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

    /  /

6.  Citizenship or Place of Organization: Cayman Islands

              7.  Sole Voting Power: 0
Number of
Shares
Beneficially  8.  Shared Voting Power: 1,369,900
Owned By
Each
Reporting     9.  Sole Dispositive Power: 0
Person
With:
              10. Shared Dispositive Power:  1,369,900

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,369,900

12.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   / /

13.  Percent of Class Represented by Amount in Row (9): 13.0%

14.  Type of Reporting Person: PN

CUSIP No. 038798104

1.  Name of Reporting Person.

    HBK Investments L.P.

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/
    (b) / /

3.  SEC Use Only

4.  Source of Funds

    AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

    /  /

6.  Citizenship or Place of Organization: Delaware

              7.  Sole Voting Power: 0
Number of
Shares
Beneficially  8.  Shared Voting Power: 1,369,900
Owned By
Each
Reporting     9.  Sole Dispositive Power: 0
Person
With:
              10. Shared Dispositive Power:  1,369,900

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,369,900

12.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   / /

13.  Percent of Class Represented by Amount in Row (9): 13.0%

14.  Type of Reporting Person: PN

CUSIP No. 038798104

1.  Name of Reporting Person.

    HBK Services LLC

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/
    (b) / /

3.  SEC Use Only

4.  Source of Funds

    AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

    /  /

6.  Citizenship or Place of Organization: Delaware

              7.  Sole Voting Power: 0
Number of
Shares
Beneficially  8.  Shared Voting Power: 1,369,900
Owned By
Each
Reporting     9.  Sole Dispositive Power: 0
Person
With:
              10. Shared Dispositive Power:  1,369,900

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,369,900

12.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   / /

13.  Percent of Class Represented by Amount in Row (9): 13.0%

14.  Type of Reporting Person: OO

CUSIP No. 038798104

1.  Name of Reporting Person.

    HBK New York LLC

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/
    (b) / /

3.  SEC Use Only

4.  Source of Funds

    AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

    /  /

6.  Citizenship or Place of Organization: Delaware

              7.  Sole Voting Power: 0
Number of
Shares
Beneficially  8.  Shared Voting Power: 1,369,900
Owned By
Each
Reporting     9.  Sole Dispositive Power: 0
Person
With:
              10. Shared Dispositive Power:  1,369,900

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,369,900

12.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   / /

13.  Percent of Class Represented by Amount in Row (9): 13.0%

14.  Type of Reporting Person: OO



CUSIP No. 038798104

1.  Name of Reporting Person.

    HBK Partners II L.P.

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/
    (b) / /

3.  SEC Use Only

4.  Source of Funds

    AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

    /  /

6.  Citizenship or Place of Organization: Delaware

              7.  Sole Voting Power: 0
Number of
Shares
Beneficially  8.  Shared Voting Power: 1,369,900
Owned By
Each
Reporting     9.  Sole Dispositive Power: 0
Person
With:
              10. Shared Dispositive Power:  1,369,900

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,369,900

12.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   / /

13.  Percent of Class Represented by Amount in Row (9): 13.0%

14.  Type of Reporting Person: PN

CUSIP No. 038798104

1.  Name of Reporting Person.

    HBK Management LLC

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/
    (b) / /

3.  SEC Use Only

4.  Source of Funds

    AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

    /  /

6.  Citizenship or Place of Organization: Delaware

              7.  Sole Voting Power: 0
Number of
Shares
Beneficially  8.  Shared Voting Power: 1,369,900
Owned By
Each
Reporting     9.  Sole Dispositive Power: 0
Person
With:
              10. Shared Dispositive Power:  1,369,900

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,369,900

12.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   / /

13.  Percent of Class Represented by Amount in Row (9): 13.0%

14.  Type of Reporting Person: OO

Item 1.  Security and Issuer

     This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Arcade Acquisition Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 62 La Salle Road, Suite 304, West Hartford, Connecticut 06107.

     The Reporting Persons (as defined below) have previously filed a statement on Schedule 13G on June 6, 2008, File Number 005-82894 (the "Schedule 13G"), to report their beneficial ownership of Common Stock of the Issuer that is the subject of this Schedule 13D.


Item 2.  Identity and Background

     (a) This Schedule 13D is being filed by HBK Master Fund L.P., a Cayman Islands limited partnership ("HBK Master"); HBK Investments L.P., a Delaware limited partnership ("HBK Investments"); HBK Services LLC, a Delaware limited liability company ("HBK Services"); HBK New York LLC, a Delaware limited liability company ("HBK NY"); HBK Partners II L.P., a Delaware limited partnership ("HBK Partners"); and HBK Management LLC, a Delaware limited liability company ("HBK Management" and, together with HBK Master, HBK Investments, HBK Services and HBK Partners, the "Reporting Persons").

     The Reporting Persons are making a single, joint filing on Schedule 13D. The agreement among the Reporting Persons to file jointly (the "Joint Filing Agreement") is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

     (b) The principal business address for each of HBK Investments, HBK Services, HBK NY, HBK Partners and HBK Management is 2101 Cedar Springs Road, Suite 700, Dallas, Texas 75201. The principal business address for HBK Master is c/o HBK Services LLC, 2101 Cedar Springs Road, Suite 700, Dallas, Texas 75201.
     (c) HBK Master is an investment fund designed to invest directly or indirectly in various companies. HBK Master has delegated discretion to vote and dispose of its investments to HBK Investments. HBK Investments is an investment management firm that provides investment management services to private investment funds. HBK Investments has delegated discretion to vote and dispose of investments over which it has discretion to HBK Services which, in turn, may from time to time delegate and/or share discretion to vote and dispose of investments over which it has discretion to HBK NY. Each of HBK Services and HBK NY is an investment management firm. HBK Partners is the general partner of HBK Investments. HBK Management is the general partner of HBK Partners and the managing member of HBK Services and HBK NY. Pursuant to Instruction C to Form 13D promulgated under the Act, information is also included herein with respect to the following persons: HBK Capital L.P., a Delaware limited partnership ("HBK Capital"); HBK Offshore Fund Ltd., a Cayman Islands corporation ("HBK Offshore"); HBK Fund L.P., a Delaware limited partnership ("HBK Fund") and Richard L. Booth, Laurence H.Lebowitz, William E. Rose, David C. Haley and Jamiel A. Akhtar (collectively, the "HBK Managers" and together with HBK Offshore, HBK Capital and HBK Fund, the "Additional HBK Persons"; the Additional HBK Persons, together with the Reporting Persons, are referred to herein as the "HBK Persons"). HBK Fund and HBK Offshore are general partners of HBK Master. HBK Capital is the general partner of HBK Fund. The HBK Managers are members of HBK Management and may control HBK Management. The principal occupation of each of the HBK Managers is serving as a Managing Director of HBK Investments. Each of the HBK Managers is a United States citizen.

     The principal office or business address of each of the Additional HBK Persons is 2101 Cedar Springs Road, Suite 700, Dallas Texas, 75201.

     (d) - (e) During the last five years, none of the HBK Reporting Persons, nor to the best knowledge of the HBK Reporting Persons, any of the Additional HBK Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) HBK Master is a Cayman Islands limited partnership; HBK Investments is a Delaware limited partnership; HBK Services is a Delaware limited liability company; HBK NY is a Delaware limited liability company; HBK Partners is a Delaware limited partnership; and HBK Management is a Delaware limited liability company.


Item 3.  Source and Amount of Funds or Other Consideration

     Funds for the purchase of the shares of Common Stock reported herein to be held by HBK Master were derived from its general working capital and margin account borrowings made in the ordinary course of business as and when required to open or carry positions in the margin account, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin account may from time to time have debit balances.
Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein. A total of approximately $9,954,029 was paid to acquire the shares of Common Stock reported herein.


Item 4.  Purpose of Transaction

     HBK Master acquired the shares of Common Stock for investment in the ordinary course of its business because the Reporting Persons believed, among other things, that the shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity.

     Except as set forth herein or as would occur upon completion of any of the actions discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, management, governance, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock, and voting for or against and expressing support for or against any proposals of the board of directors of the Issuer or other shareholders of the Issuer. In evaluating any proposal by the Issuer to acquire another company, the Reporting Persons will take into account, among other factors, whether the value of the Common Stock following the acquisition would likely exceed the amount of cash a holder of Common Stock would receive upon liquidation of the issuer. The Reporting Persons may at any time change their intention with respect to any and all matters referred to in Item 4 of this Schedule 13D.


Item 5.  Interest in Securities of the Issuer

     (a) Each of the Reporting Persons may be deemed to beneficially own the 1,369,900 shares of Common Stock held by HBK Master representing approximately 13.0% of the outstanding shares of Common Stock. The percentages used herein are based upon the 10,500,000 shares of Common Stock reported to be outstanding as of August 12, 2008 by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 12, 2008.

     (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock. Each of the Reporting Persons has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 1,369,900 shares of Common Stock held by HBK Master.

     (c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty days is set forth in Appendix A hereto.

     (d) Except as otherwise disclosed herein, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by HBK Master.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swap or other similar derivative transactions with one or more counterparties that are based upon the value of the shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock, the relative value of such shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which such shares may be included, or a combination of any of the foregoing. The Reporting Persons may also, from time to time, enter into stock loan agreements with one or more counterparties in the ordinary course of business pursuant to which the Reporting Persons may lend their shares of Common Stock subject to recall at their discretion.

     Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.


Item 7.  Material to be Filed as Exhibits

     The following documents are filed as appendices and exhibits:

Appendix A:  Transactions Effected During the Past Sixty Days
Exhibit 1:  Joint Filing Agreement




                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            DATED: October 17, 2008

                                            HBK INVESTMENTS L.P.

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory


                                            HBK SERVICES LLC

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory


                                            HBK NEW YORK LLC

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory


                                            HBK PARTNERS II L.P.
                                            By: HBK Management LLC
                                                General Partner

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory


                                            HBK MANAGEMENT LLC

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory


                                            HBK MASTER FUND L.P.
                                            By:  HBK Services LLC
                                                 Investment Advisor

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory



                                    APPENDIX A

This Appendix sets forth information with respect to each purchase and sale of Common Stock which were effectuated by a Reporting Person during the 60 days preceding October 17, 2008. All transactions were effectuated in the open market through a broker.

Shares of Common Stock purchased or sold by HBK Master:

Date of Transaction	Number of Shares	Price Per Share ($)
                        Bought/(Sold)
10/16/08			320,000		7.00



                                     Exhibit 1

                              JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


                                            DATED: October 17, 2008

                                            HBK INVESTMENTS L.P.

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory


                                            HBK SERVICES LLC

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory


                                            HBK NEW YORK LLC

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory


                                            HBK PARTNERS II L.P.
                                            By: HBK Management LLC
                                                General Partner

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory


                                            HBK MANAGEMENT LLC

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory


                                            HBK MASTER FUND L.P.
                                            By:  HBK Services LLC
                                                 Investment Advisor

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory